ETFis Series trust I

1540 Broadway

16th Floor

New York, New York 10036

VIA EDGAR

July 8, 2016

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	ETFis Series Trust I (“Trust”) (File Nos. 333-187668 and 811-22819), on behalf of Telsey Millennial Consumer ETF (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended and Rule 485(b) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, please find Post-Effective Amendment No. 97 to the Registration Statement of the Trust (“Amendment”).

The Amendment incorporates responses to the staff’s comments regarding the Trust’s Post-Effective Amendment No. 83 with respect to the Fund (filed on February 19, 2016), as provided by Ms. Anu Dubey on March 18, 2016 and June 15, 2016. The Trust previously responded to these comments via EDGAR correspondence dated June 3, 2016 and June 22, 2016, respectively.

In accordance with Rule 485(b)(4), we hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions or comments, please contact the undersigned at 336-607-7512. Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

CC:      William J. Smalley, President of the Trust